FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Completes WatchDox Acquisition	3.

Document 1

NEWS RELEASE

May 7, 2015
FOR IMMEDIATE RELEASE

BlackBerry Completes WatchDox Acquisition

Acquisition expands BlackBerry’s enterprise portfolio to provide the most secure end-to-end mobile solution

Waterloo, Ontario - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that it has completed its acquisition of WatchDox, a data security company offering the most secure enterprise file-sync-and-share (EFSS) solutions on any device(1). Terms of the transaction were not disclosed.

Industry analysts have recognized WatchDox as a leading technology provider. Gartner named the company a Magic Quadrant visionary and Forrester cites them as a “Strong Performer.” WatchDox also ranks highest on the Ovum Decision Matrix for Enterprise File Sync and Share in terms of features that address end-user and IT management requirements.

WatchDox technology is unique because it allows security to travel with shared files on both mobile and desktop devices to give organizations full visibility and control over how files are edited, copied, printed or forwarded. WatchDox offers the most comprehensive set of content security capabilities that are Federal Information Processing Standard (FIPS) 140-2 certified by the U.S. government and utilize best-in-class AES 256-bit encryption for data-at-rest and data-in-transit. The WatchDox solutions allow a user or administrator the ability to revoke access or deletes files remotely, enabling secure mobile productivity for any repository either in the cloud and on-premises. The solutions also prevent access to files that could be compromised in a network breach.

BlackBerry will integrate WatchDox EFSS solutions as a service through BES12, a multi-OS Enterprise Mobility Management (EMM) solution. Additionally, WatchDox technology is available as an independent value-added offering that complements BlackBerry’s EMM portfolio. Leveraging WatchDox, BlackBerry will also offer new capabilities to enterprises, including:

•
Inclusion in Secure Work Space for iOS® and Android™ for access to enterprise files behind the firewall. Secure Work Space is a container and application-wrapping solution for third-party smartphones and tablets that secures work data and apps and separates them from personal apps and data.

•	Giving users the ability to control the level of security and permissions that travel with files through file wrapping, including setting limitations on viewing, sharing, saving and printing.

•	Watermarking of content across all devices to prevent unwanted sharing by identifying the source of the file through screenshots, photograph or other validation means.

Additional information about BlackBerry EMM solutions is available at www.BlackBerry.com/enterprise.

[1] “Critical Capabilities for Enterprise File Synchronization and Sharing,” 13 August 2014, Gartner.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).

These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	May 8, 2015	By:	/s/Steve Rai
(Signature)
Steve Rai Controller